EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                          Nine Months Ended
                                         February 29 and 28,
                                         ___________________

                                        2004           2003
                                        ____           ____

                                           (in millions)

Net income                             $640.6         $227.8
Income taxes                            341.9          257.2
Cumulative effect of accounting change     --          266.1
                                       ______         ______

Income before income taxes and
      cumulative effect of
      accounting change                 982.5          751.1
                                       ______          _____

Add fixed charges
      Interest expense (A)               32.1           33.0
      Interest component of leases (B)   51.0           45.4
                                       ______         ______

Total fixed charges                      83.1           78.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $1,065.3         $828.7
                                     ========         ======
Ratio of earnings to total fixed
      charges                            12.8           10.6
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.